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                  [LETTERHEAD OF WEIL, GOTSHAL & MANGES LLP]

                                June 11, 1998

ISP Holdings Inc.
International Specialty Products Inc.
1361 Alps Road
Wayne, New Jersey 07470

Ladies and Gentlemen:

           You have requested our opinion regarding certain federal income tax consequences of (a) the proposed merger (the "Merger") of International Specialty Products Inc., a Delaware corporation ("Sub"), with and into ISP Holdings Inc., a Delaware corporation ("Parent"), immediately following (b) the proposed transfer (the "Transfer") by Sub of all of its assets to, and the assumption of all of its liabilities by, Newco, a newly-established, direct, wholly-owned Delaware corporate subsidiary of Sub.

           In formulating our opinion, we examined such documents as we deemed appropriate, including the Agreement and Plan of Merger between Parent and Sub, dated as of March 30, 1998 (the "Merger Agreement"), and the Proxy Statement/Prospectus (the "Proxy Statement") dated June 15, 1998, included in the Registration Statement on Form S-4, as initially filed by Parent with the Securities and Exchange Commission (the "Commission") on May 27, 1998 (with all amendments thereto, the "Registration Statement"). In addition, we have obtained such additional information as we deemed relevant and necessary through consultation with various officers and representatives of Parent and Sub.

           Our opinion set forth below assumes (1) the accuracy of the statements and facts concerning the Merger and the Transfer set forth in the Merger Agreement, the Proxy Statement and the Registration Statement, (2) the consummation of the

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Merger and the Transfer in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement, the Proxy Statement and the Registration Statement and (3) the accuracy of the representations to be made by Parent and Sub in a Joint Certificate to be delivered to us by Parent and Sub and dated as the Effective Date of the Merger.

           Based upon the facts and statements set forth above, our examination and review of the documents referred to above and subject to the assumptions set forth herein, we are of the opinion that for federal income tax purposes:

           The Merger will constitute a reorganization within the remaining of
     Section 368(a) of the Internal Revenue Code of 1986, as amended (the
     "Code").

           No income, gain or loss will be recognized by Parent, Sub, Newco or any of their respective subsidiaries by reason of the Transfer and/or the Merger.

           No income, gain or loss will be recognized by stockholders of Sub with respect to shares of voting common stock of Parent received in the Merger in exchange for shares of common stock of Sub.

           No income, gain or loss will be recognized by stockholders of Parent with respect to newly-issued shares of voting common stock of Parent received in the Merger in exchange for previously-held shares of common stock of Parent.

We express no opinion concerning any tax consequences of the Merger and/or the Transfer other than those specifically set forth herein.

           Our opinion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger and the Transfer or any inaccuracy in the statements, facts, assumptions and representations on which we have relied, may affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention.

                                          Very truly yours,


                                          /s/ Weil, Gotshal & Manges LLP